CUSIP No. 46088S106

                                  Page 9 of 20
SEC 1746 (11-02)              Page 1 of 20
                                                         ---------------------
                      UNITED STATES                            OMB APPROVAL
            SECURITIES AND EXCHANGE COMMISSION             OMB Number:
                  Washington, D.C. 20549                   3235-0145
                                                           Expires: February
                                                           28, 2009
                                                           Estimated average
                                                           burden
                                                           hours per response
                                                           14.5
                                                         ---------------------


                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                        Interstate Hotels & Resorts Inc.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    46088S106

                                 (CUSIP Number)

                        Christopher Shackelton/Adam Gray
                          825 Third Avenue, 36th Floor
                               New York, NY 10022
-----------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                February 12, 2009

           (Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Coliseum Capital Management, LLC


      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) ______ (b) XX


      3. SEC Use Only



      4. Source of Funds (See Instructions) AF


      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____


      6. Citizenship or Place of Organization Delaware

------------------------------------------------------------------------------
Number of        7.    Sole Voting Power       0
Shares
Beneficially
Owned by
Each Reporting
Person With
              ----------------------------------------------------------------
              ----------------------------------------------------------------
                 8. Shared Voting Power 3,740,743
              ----------------------------------------------------------------
              ----------------------------------------------------------------
                 9. Sole Dispositive Power 0
              ----------------------------------------------------------------
              ----------------------------------------------------------------
                 10. Shared Dispositive Power 3,740,743
              ----------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person3,740,743


      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See
            Instructions)                                               ______


      13.   Percent of Class Represented by Amount in Row (11)           11.8%


      14. Type of Reporting Person (See Instructions)


            OO, IA

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Coliseum Capital, LLC


      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) ______ (b) XX


      3. SEC Use Only



      4. Source of Funds (See Instructions) AF


      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____


      6. Citizenship or Place of Organization Delaware

-----------------------------------------------------------------------------
Number of        7.    Sole Voting Power       0
Shares
Beneficially
Owned by
Each Reporting
Person With
             ----------------------------------------------------------------
             ----------------------------------------------------------------
                 8. Shared Voting Power 3,740,743

             ----------------------------------------------------------------
             ----------------------------------------------------------------
                 9. Sole Dispositive Power 0
             ----------------------------------------------------------------
             ----------------------------------------------------------------
                 10. Shared Dispositive Power 3,740,743
             ----------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person3,740,743


      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See
            Instructions)                                               ______


      13.   Percent of Class Represented by Amount in Row (11)           11.8%


      14. Type of Reporting Person (See Instructions)


            OO

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Coliseum Capital Partners, L.P.


      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) ______ (b) XX


      3. SEC Use Only



      4. Source of Funds (See Instructions) WC


      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____


      6. Citizenship or Place of Organization Delaware

------------------------------------------------------------------------------
Number of        7.    Sole Voting Power       0
Shares
Beneficially
Owned by
Each Reporting
Person With
              ----------------------------------------------------------------
              ----------------------------------------------------------------
                 8. Shared Voting Power 3,740,743

              ----------------------------------------------------------------
              ----------------------------------------------------------------
                 9. Sole Dispositive Power 0
              ----------------------------------------------------------------
              ----------------------------------------------------------------
                 10. Shared Dispositive Power 3,740,743
              ----------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person3,740,743


      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See
            Instructions)                                               ______


      13.   Percent of Class Represented by Amount in Row (11)           11.8%


      14. Type of Reporting Person (See Instructions)


            PN

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Adam Gray


      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) ______ (b) XX


      3. SEC Use Only



      4. Source of Funds (See Instructions) AF


      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____


      6. Citizenship or Place of Organization United States

------------------------------------------------------------------------------
Number of        7.    Sole Voting Power       0
Shares
Beneficially
Owned by
Each Reporting
Person With
              ----------------------------------------------------------------
              ----------------------------------------------------------------
                 8. Shared Voting Power 3,740,743

              ----------------------------------------------------------------
              ----------------------------------------------------------------
                 9. Sole Dispositive Power 0
              ----------------------------------------------------------------
              ----------------------------------------------------------------
                 10. Shared Dispositive Power 3,740,743
              ----------------------------------------------------------------

      11. Aggregate Amount Beneficially Owned by Each Reporting Person3,740,743


      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See
            Instructions)                                               ______


      13.   Percent of Class Represented by Amount in Row (11)           11.8%


      14. Type of Reporting Person (See Instructions)


            IN

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Christopher Shackelton


      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) ______ (b) XX


      3. SEC Use Only



      4. Source of Funds (See Instructions) AF


      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____


      6. Citizenship or Place of Organization United States

------------------------------------------------------------------------------
Number of        7.    Sole Voting Power       0
Shares
Beneficially
Owned by
Each Reporting
Person With
              ----------------------------------------------------------------
              ----------------------------------------------------------------
                 8. Shared Voting Power 3,740,743

              ----------------------------------------------------------------
              ----------------------------------------------------------------
                 9. Sole Dispositive Power 0
              ----------------------------------------------------------------
              ----------------------------------------------------------------
                 10. Shared Dispositive Power 3,740,743
              ----------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person3,740,743


      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See
            Instructions)                                               ______


      13.   Percent of Class Represented by Amount in Row (11)           11.8%


      14. Type of Reporting Person (See Instructions)


            IN

Item 1.     Security and Issuer


This statement relates to shares of Common Stock (the "Stock") of Interstate Hotels & Resorts Inc. (the "Issuer"). The principal executive office of the Issuer is located at 4501 North Fairfax Drive, Suite 500, Arlington, VA 22203.

Item 2.  Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of
Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

      (a) Coliseum Capital Management, LLC ("CCM"), Coliseum Capital, LLC ("CC"), Coliseum Capital Partners, L.P. ("CCP"), Adam Gray ("Gray") and Christopher Shackelton ("Shackelton") (collectively, the "Filers").

      (b) The business address of the Filers is 825 Third Avenue, 36th Floor, New York, NY 10022.

      (c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

            CCM is the Investment Adviser to, and CC is the General Partner of, CCP, an investment limited partnership. Gray and Shackelton are the Managers of CCM and CC.

      (d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   The citizenship of the Filers is listed on the cover page herein.

Item 3.     Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser                   Source of Funds            Amount
CCP                         Working Capital            $   11,825,511.04
CCM                         Funds under Management(1)  $   11,825,511.04
(1) Includes funds of CCP invested in Stock.

Item 4.     Purpose of Transaction

On February 12, 2009, Christopher Shackelton was appointed to the Board of Directors of the Issuer. The Filers acquired the Stock for investment purposes, and such purposes were made in the Filers' ordinary course of business. In pursuing such investment purposes (subject to the Agreement referred to below and any applicable restriction arising from Mr. Shackelton becoming a Director), the Filers may further purchase, hold, vote, trade, dispose or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Filers and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss (subject to the Agreement referred to below and any applicable restriction arising from Mr. Shackelton becoming a Director) such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Filers' modifying their ownership of the Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of item 4 of Schedule 13D (subject to the Agreement referred to below and any applicable restriction arising from Mr. Shackelton becoming a Director).

CC, CCM and CCP have entered into an Agreement with the Issuer dated February 12, 2009 (a copy of which is attached as Exhibit B), which relates to (a) the Board of Directors of the Issuer appointing Mr. Shackelton to serve as a Director, and (b), CC, CCM and CCP agreeing to not acquire 35% or more of the Stock.

The Filers reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of
Item 4 of Schedule 13D, or acquire additional Stock or dispose of all Stock beneficially owned by them, in public market or privately negotiated transactions (subject to the Agreement referred to above and any applicable restriction arising from Mr. Shackelton becoming a Director). The Filers may at any time reconsider and change their plans or proposals relating to the foregoing (subject to the Agreement referred to above and any applicable restriction arising from Mr. Shackelton becoming a Director).

Item 5.     Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

Except as indicated, the Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since December 15, 2008:

Name            Purchase or     Date            Number of       Price Per Share
                 Sale                            Shares
CCP              P               12/18/2008      137,600         0.62
CCM              P               12/18/2008      68,800          0.62
CCP              P               12/19/2008      711             0.64
CCM              P               12/19/2008      2,733           0.64
CCP              P               12/19/2008      5,467           0.67
CCM              P               12/19/2008      355             0.67
CCP              P               12/29/2008      66,667          0.50
CCM              P               12/29/2008      33,333          0.50
CCM              *               1/29/2009       1,775,840       N/A

* Reduction in beneficial ownership due to elimination of voting and dispositive authority under an investment management agreement between CCM and a client of CCM.

Item 6.Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

CCM is an investment adviser whose clients, including CCP, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. CC is the general partner of CCP. Gray and Shackelton are the managers of CC and CCM.

Item 7.     Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G set forth in Exhibit A.

Agreement between CC, CCM, CCP and the Issuer dated as of February 12, 2009, set forth in Exhibit B.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:      February 13, 2009

COLISEUM CAPITAL MANAGEMENT, LLC         COLISEUM CAPITAL, LLC


By:   Christopher Shackelton, Manager    By:   Adam Gray, Manager

COLISEUM CAPITAL PARTNERS, L.P.
                                         Christopher Shackelton
By:   Coliseum Capital, LLC, General
Partner                                  Adam Gray

      By:   Adam Gray, Manager

SEC 1746 (11-02)              Page 20 of 20
                                    EXHIBIT A

                        AGREEMENT REGARDING JOINT FILING
                       OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Interstate Hotels & Resorts Inc.. For that purpose, the undersigned hereby constitute and appoint Coliseum Capital Management, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.


Dated:      February 13, 2009

COLISEUM CAPITAL MANAGEMENT, LLC         COLISEUM CAPITAL, LLC


By:   Christopher Shackelton, Manager    By:   Adam Gray, Manager

COLISEUM CAPITAL PARTNERS, L.P.

By:   Coliseum Capital, LLC, General     Christopher Shackelton
Partner

      By:   Adam Gray, Manager
                                         Adam Gray

                                    EXHIBIT B

                  AGREEMENT BETWEEN CC, CCM, CCP AND THE ISSUER
                          DATED AS OF FEBRUARY 12, 2009

                                    AGREEMENT

      This Agreement, dated February 12, 2009 (this "Agreement"), is entered into by and among the persons listed on Schedule A (collectively, the "Coliseum Group", and each individually, a "member" of the Coliseum Group) and Interstate Hotels & Resorts, Inc. (the "Company").

      WHEREAS, as of the date hereof, the members of the Coliseum Group own of record and/or beneficially an aggregate of 3,740,743 shares of the Company's common stock, par value $0.01 per share ("Common Stock") and the Company has a vacancy on its Board of Directors that the parties wish to fill with a designee of the Coliseum Group; and

      WHEREAS, each of the Company and the Coliseum Group has determined that it is in its best interests to enter into this Agreement.

      NOW, THEREFORE, in consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Board Appointment; Board Nomination.

(a) Except as otherwise required by any applicable laws, rules or regulations (including any securities exchange regulations), the Company agrees that (i) as soon as practicable after the date hereof but no later than February 15, 2009 the Board of Directors of the Company (the "Board"), at a duly convened meeting, will take all necessary action to appoint Christopher Shackelton (the "Coliseum Nominee") to serve as a director of the Company in the class of directors whose term expires at the 2009 annual meeting of the Company's stockholders (the "2009 Annual Meeting") and (ii) the Board will take all necessary action to nominate and recommend to its stockholders for election, at the 2009 Annual Meeting, the Coliseum Nominee to the class of directors whose term expires at the 2012 annual meeting of the Company's stockholders and, in furtherance thereof, the Company shall give no less scope and degree of support to and use no less efforts to encourage its stockholders to vote in favor of the Coliseum Nominee at the 2009 Annual Meeting than the Company gives with respect to any other person that is nominated and recommended by the Board for election to the Board at the 2009 Annual Meeting of the Company's stockholders.

(b) At such time as the Coliseum Nominee shall become a director of the Company, the Coliseum Nominee shall irrevocably agree in writing to be bound by the terms and conditions of the Company's policies applicable to directors from time to time, including, without limitation, the Company's Code of Conduct and Ethics, Business Code of Conduct, Corporate Governance Guidelines, International Compliance Manual and insider trading policies. For the avoidance of doubt, as a director, the Coliseum Nominee shall be subject to and entitled to the same standards and considerations as the other directors on the Board for purposes of determining his rights and obligations as a director, including with respect to indemnification, insurance and director compensation.

(c) Notwithstanding anything to the contrary in this Agreement, if at any time after the date hereof (i) the Coliseum Group shall cease collectively to beneficially own at least seven percent (7%) or, in the event the Company issues additional Common Stock that dilutes the beneficial ownership of the Coliseum Group, five percent (5%) of the then-outstanding Common Stock, or (ii) any member of the Coliseum Group or any affiliate thereof (such affiliates, collectively and individually, the "Coliseum Affiliates") shall have materially breached or otherwise materially violated any provision of this Agreement or any other material agreement between such person and the Company (including any confidentiality agreement) and the Board shall by a vote (or written consent) have determined such breach or violation to have occurred, (x) the Coliseum Group shall cause the Coliseum Nominee to promptly tender his resignation from the Board and (y) the Company shall be relieved of all obligations under this
Section 1 other than with respect to any indemnification or insurance obligations for service prior to such resignation. In furtherance of this
Section 1(c), the Coliseum Nominee, upon his appointment to the Board, shall execute an irrevocable resignation as director in the form attached hereto as Exhibit A.

(d) The Company represents, warrants and covenants as follows:

(i) The Company has all requisite power and authority to execute, deliver and perform its obligations under this Agreement;

(ii) This Agreement and the consummation of the transactions contemplated hereby have been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation, enforceable against the Company in accordance with its terms;

(iii) No governmental, regulatory or other approval, authorization, clearance, consent, filing, license, notification or registration with, to or from any person, including any governmental or regulatory authority, is required in order to permit the Company to perform its obligations under this Agreement, other than with respect to any necessary filings to be made by the Company pursuant to any federal securities laws and any necessary meetings and approvals of the stockholders of the Company and the Board with respect to the transactions described herein.

2. Representation and Warranties. Each member of the Coliseum Group hereby jointly and severally represents, warrants and covenants to the Company as follows:

(a) Each member has all requisite power and authority to execute, deliver and perform its obligations under this Agreement;

(b) This Agreement and the consummation of the transactions contemplated hereby have been duly authorized, executed and delivered by each member of the Coliseum Group and constitutes a legal, valid and binding obligation, enforceable against such member in accordance with its terms;

(c) No governmental, regulatory or other approval, authorization, clearance, consent, filing, license, notification or registration with, to or from any person, including any governmental or regulatory authority, is required in order to permit any member of the Coliseum Group to perform its obligations under this Agreement, other than with respect to any necessary filing to be made by any member of the Coliseum Group pursuant to Section 13 or 16 of the Exchange Act.

(d) Schedule B sets forth a true, correct and complete list of (i) all Securities (as defined in Section 16) beneficially owned by any member of the Coliseum Group or any Coliseum Affiliate, (ii) all derivative contracts, derivative securities or derivative transactions to which any member of the Coliseum Group or any Coliseum Affiliate is a party and which gives such member or such Coliseum Affiliate the economic or voting equivalent of ownership of Securities, (iii) any derivative contracts, derivative securities or derivative transactions to which any member of the Coliseum Group or any Coliseum Affiliate is a party and which reduces such member's or such Coliseum Affiliate's economic or voting interest in any Securities, (iv) any Securities that any member of the Coliseum Group or any Coliseum Affiliate owns or has title to that are subject to a repurchase or similar borrowing agreement or arrangement and (v) any proxy (including any revocable proxy), contract, arrangement or understanding (whether or not binding) pursuant to which any member of the Coliseum Group or any Coliseum Affiliate has or may have a right to vote or acquire any Securities or pursuant to which such member or Coliseum Affiliate has or may have granted a right to vote or acquire any Securities. In the event that any of the information in Schedule B (as Schedule B may be revised hereunder, from time to time, after the date hereof) is or becomes incomplete or incorrect at any time on or after the date hereof, the Coliseum Group shall, to the extent not filed when due with the SEC pursuant to federal securities laws, promptly (and in any event within 3 business days thereof) provide a revised Schedule B to the Company, together with a certificate executed by each member of the Coliseum Group certifying that such revised Schedule B sets forth a true, correct and complete list of the items described in clauses (i) through (v) above as of the date such revised Schedule B is delivered to the Company (it being understood and agreed that no such revisions to Schedule B shall affect any remedies of the Company hereunder for any breaches or other violations of this Agreement).

(e) Each member of the Coliseum Group and each Coliseum Affiliate has filed and shall use all reasonable commercial efforts to timely file with the SEC all reports, schedules, forms, certifications and other documents (including exhibits and all other information incorporated by reference therein) required to be filed by such person with respect to Securities (the "Coliseum Reports"). The Coliseum Reports were prepared and will be prepared (when filed after the execution of this Agreement) in all material respects in accordance with the requirements of the Securities Act of 1933, as amended (the "Securities Act") and the Exchange Act, and did not at the time they were filed and will not, when filed after the execution of this Agreement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

3. Standstill. From the date of this Agreement until the End Date (as defined in Section 16), no member of the Coliseum Group shall, and the Coliseum Group shall cause each Coliseum Affiliate not to, directly or indirectly:

(a) other than as a Board member with respect to actions approved in advance by the Board, solicit proxies or written consents of holders of Securities, or any other person with the right to vote or power to give or withhold consent in respect of Securities, or conduct, encourage, participate, or engage in any other type of referendum (binding or non-binding) with respect to, or from the holders of Securities or any other person with the right to vote or power to give or withhold consent in respect of Securities, make, or in any way participate or engage in (other than by voting its shares of Common Stock in a manner that does not violate this Agreement), any "solicitation" of any proxy, consent or other authority to vote any Securities, with respect to any matter, call or seek to have called any meeting of the stockholders of the Company for any purpose, or become a participant in any contested solicitation with respect to the Company or its subsidiaries, including without limitation relating to the removal or the election of directors; provided, that the restriction in this clause (a) shall not restrict any member of the Coliseum Group from (i) voting any Securities that it beneficially owns and is entitled to vote in any transaction to be voted upon by the Company's stockholders or (ii) providing investment management advice pursuant to a bona fide iinvestment management agreement the existence of which has been disclosed to the Company on or prior to the date hereof;

(b) acquire any Securities (except by way of stock dividends or other distributions or offerings made available to holders of Common Stock generally); provided that, subject to the terms and conditions of this Agreement, the members of the Coliseum Group may acquire additional shares of Common Stock unless and until any such acquisition, together with all Common Stock then owned by the Coliseum Group and the Coliseum Affiliates in the aggregate, would result in ownership of Common Stock by the Coliseum Group and the Coliseum Affiliates in the aggregate equal to or in excess of 35% of the Common Stock then outstanding;

(c) form or join in a group as defined under Section 13(d) of the Exchange Act, with respect to Securities, or otherwise support, encourage or participate in any effort by a third party with respect to the matters set forth in this
Section 3, or deposit any Securities in a voting trust or subject any Securities to any voting agreement, other than solely with other members of the Coliseum Group with respect to Securities now or hereafter owned by them or pursuant to this Agreement; provided, that the restriction in this clause (c) shall not restrict any member of the Coliseum Group from voting any Securities that it beneficially owns and is entitled to vote in any transaction to be voted upon by the Company's stockholders;

(d) without the prior approval of the Board contained in a written resolution of the Board (including as a Board member pursuant to authority expressly conveyed in advance by the Board), either directly or indirectly for itself or its affiliates, or in conjunction with any other person in which it is or proposes to be either a principal, partner or financing source or is acting or proposes to act as broker or agent for compensation, effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way support, assist or facilitate any other person to effect or seek, offer or propose to effect, or cause or participate in, any (i) tender offer or exchange offer, merger, acquisition or other business combination involving the Company or any of its subsidiaries or affiliates, (ii) any form of business combination or acquisition or other transaction relating to a material amount of assets or securities of the Company or any of its subsidiaries or affiliates or (iii) any form of restructuring, reorganization, recapitalization or similar transaction with respect to the Company or any of its subsidiaries or affiliates; provided that, subject to the terms and conditions of this Agreement, the members of the Coliseum Group may acquire additional shares of Common Stock unless and until any such acquisition, together with all Common Stock then owned by the Coliseum Group and the Coliseum Affiliates in the aggregate, would result in ownership of Common Stock by the Coliseum Group and the Coliseum Affiliates in the aggregate equal to or in excess of 35% of the Common Stock then outstanding; provided, that the restriction in this clause (d) shall not restrict any member of the Coliseum Group from (i) voting any Securities that it beneficially owns and is entitled to vote in any transaction to be voted upon by the Company's stockholders or (ii) as a Board member, engaging in private discussions with the Board regarding a potential transaction, in each case, on a strictly confidential basis in circumstances that would not reasonably be expected to require public disclosure by the Company or any member of the Coliseum Group;

(e) other than as a Board member with respect to actions approved in advance by the Board, take or fail to take any action for the purpose of requiring the Company to make a public announcement regarding the possibility of a business combination, merger or other strategic alternative or a process related to any of the foregoing, in any case involving the Company or any of its subsidiaries; provided, that the restriction in this clause (e) shall not restrict any member of the Coliseum Group from voting any Securities that it beneficially owns and is entitled to vote in any transaction to be voted upon by the Company's stockholders;

(f) other than as a Board member with respect to actions approved in advance by the Board, arrange, or in any way participate in, any financing for the purchase of any assets of the Company or any of its subsidiaries; provided, that the restriction in this clause (f) shall not restrict any member of the Coliseum Group from (i) voting any Securities that it beneficially owns and is entitled to vote in any transaction to be voted upon by the Company's stockholders or
(ii) as a Board member, engaging in private discussions with the Board regarding a potential transaction, in each case, on a strictly confidential basis in circumstances that would not reasonably be expected to require public disclosure by the Company or any member of the Coliseum Group;

(g) other than as a Board member with respect to actions approved in advance by the Board, publicly disclose any intention, plan or arrangement inconsistent with any of the foregoing;

(h) other than as a Board member with respect to actions approved in advance by the Board, propose or agree to do or propose any of the foregoing, or advise, assist, encourage or facilitate any third party in taking any action with respect to any of the foregoing; provided, that the restriction in this clause
(h) shall not restrict any member of the Coliseum Group from (i) voting any Securities that it beneficially owns and is entitled to vote in any transaction to be voted upon by the Company's stockholders or (ii) as a Board member, engaging in private discussions with the Board regarding a potential transaction, in each case, on a strictly confidential basis in circumstances that would not reasonably be expected to require public disclosure by the Company or any member of the Coliseum Group; or

(i) request to amend, waive or terminate any provision of this Agreement (including, without limitation, any provision of this Section 3) provided that the restriction in this clause (i) shall not restrict any member of the Coliseum Group, as a Board member, from engaging in private discussions with the Board regarding a potential transaction, in each case, on a strictly confidential basis in circumstances that would not reasonably be expected to require public disclosure by the Company or any member of the Coliseum Group.

4. Public Announcement. The Company shall announce this Agreement and the material terms hereof by means of a press release in the form attached hereto as Exhibit B (the "Press Release") as soon as practicable on or after the date hereof. The Coliseum Group shall not, and shall cause the Coliseum Affiliates to not, make any public announcement or statement that is inconsistent with or contrary to the statements made in the Press Release except with the prior written consent of the Company.

5. Confidentiality Agreement. The Company hereby agrees that commencing on or promptly after the date hereof, as soon as it is in receipt from the Coliseum Nominee of an executed confidentiality agreement in the form attached hereto as Exhibit C-1, it may share with the Coliseum Nominee, information that it shares with directors and that thereafter, the Coliseum Nominee is permitted to and may provide confidential information, other than confidential information that may be privileged, to any member of the Coliseum Group that executes a confidentiality agreement in the form attached hereto as Exhibit C-2 in accordance with the terms thereof.

6. Trading on Material Non-Public Information. Each member of the Coliseum Group hereby acknowledges that it is aware of and that it has advised each of its respective representatives and each Coliseum Affiliate that, under certain circumstances, applicable securities laws may prohibit a person who has received material, non-public information from an issuer from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such other person is likely to purchase or sell such securities. Each member of the Coliseum Group further acknowledges that it will not, and will cause the Coliseum Affiliates to not, trade in any Securities or engage in any derivative or other transaction with respect to Securities in violation of any law, rule or regulation.

7. Miscellaneous. The parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Court of Chancery or other federal or state courts of the State of Delaware, in addition to any other remedy to which they are entitled at law or in equity. Furthermore, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery or other federal or state courts of the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery or other federal or state courts of the State of Delaware, and each of the parties irrevocably waives the right to trial by jury, (d) agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief and (e) irrevocably consents to service of process by a reputable overnight mail delivery service, signature requested, to the address of such parties' principal place of business or as otherwise provided by applicable law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING WITHOUT LIMITATION VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

8. No Waiver; Amendment. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. No provision of this agreement can be amended or waived except by written consent of the other parties, which consent shall specifically refer to such amended or waived provision and explicitly make such amendment or waiver, it being understood and agreed that any amendment or waiver hereof by the Company shall require advance written approval by a majority of the disinterested directors.

9. Entire Agreement. This Agreement and the confidentiality agreements contain the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto. Each of the Exhibits and Schedules attached hereto are incorporated into this Agreement and by this reference are made a part hereof.

10. Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by facsimile or email, when such facsimile or email is transmitted to the facsimile number set forth below or sent to the email address set forth below and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

            if to the Company:

            Interstate Hotels & Resorts, Inc.
            4501 North Fairfax Drive, Suite 500
            Arlington, VA  22203
            Attention:  Christopher L. Bennett, Esq.
            Facsimile:  (703) 542-0965
            Email: Chris.Bennett@ihrco.com

            With a copy to (which shall not constitute notice):

            Paul, Weiss, Rifkind, Wharton & Garrison LLP
            1285 Avenue of the Americas
            New York, NY  10019-6064
            Attention:  Kelley D. Parker, Esq.
            Facsimile:  (212) 757-3990
            Email: KParker@paulweiss.com

            if to any member of the Coliseum Group:

            c/o Coliseum Capital Management
            825 Third Avenue, 36th Floor
            New York, NY  10022
            Attention:  [_____________]
            Facsimile: [_____________]
            Email:       [_____________]

            With a copy to (which shall not constitute notice):

            Shartsis Friese LLP
            One Maritime Plaza, 18th Floor
            San Francisco, CA  94111
            Attention:  Christopher J. Rupright, Esq.
                               P. Rupert Russell, Esq. Facsimile: (415) 421-2922
            Email: crupright@sflaw.com
                         rrussell@sflaw.com

11. Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

12. Counterparts. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

13. Successors and Assigns. This Agreement shall not be assignable by any member of the Coliseum Group. This Agreement, however, shall be binding on successors of the members of the Coliseum Group.

14. No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other persons; provided that Christopher Shackleton is an express third party beneficiary of the last sentence of Section 1(b) hereof with respect to his service as a director.

15. Fees and Expenses. Neither the Company, on the one hand, nor the Coliseum Group, on the other hand, will be responsible for any fees or expenses of the other in connection with the negotiation and execution of this Agreement.

16. Definitions. For purposes of this Agreement, the term

(a) "affiliate" shall have the meaning set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (for purposes of this Agreement, neither the Company nor any of its subsidiaries, nor any person (that is otherwise not an affiliate of the Coliseum Group) with whom any member of the Coliseum Group has entered into an investment management agreement where no member of the Coliseum Group is a beneficial owner of any Securities subject to such investment management agreement, shall be considered an affiliate of any member of the Coliseum Group);

(b) "beneficially own" or "beneficial owner" shall have the meanings ascribed to them in Rule 13d-3 of the Exchange Act as in effect on the date of this Agreement;

(c) "DGCL" means the General Corporation Law of the State of Delaware (as amended, from time to time, and any successor thereto).

(d) "End Date" means the later of (i) the first (1st) anniversary of the date of this Agreement and (ii) the first (1st) anniversary of the date on which the Coliseum Nominee ceases to be a director of the Company.

(e) "person" or "persons" shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature;

(f) "Securities" shall mean the Common Stock and any other securities or indebtedness, of any type or class, of the Company or its subsidiaries, whether or not entitled to vote in the election of directors, and any securities convertible into, or exercisable or exchangeable for Common Stock or such other securities or indebtedness, whether or not subject to the passage of time or other contingencies.

17. Interpretation and Construction. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

18. Acknowledgements. Notwithstanding anything to the contrary in this Agreement (including Section 3), each of the members of the Coliseum Group (including the Coliseum Nominee) hereby acknowledges and agrees that: (i) prior to the execution of this Agreement, (A) one or more members of the Coliseum Group and/or one or more affiliates thereof, individually and/or collectively with one or more of such other person(s), owned (as defined in Section 203 of the DGCL) 15% or more of the outstanding voting stock (as defined in Section 203 of the DGCL) of the Company without the prior approval of the Board with respect to the transaction(s) resulting in such ownership and (B) in accordance with Section 203(b)(5) of the DGCL, such persons reduced their ownership of outstanding voting stock of the Company below 15%; (ii) if at any time after the execution of this Agreement one or more members of the Coliseum Group and/or one or more affiliates thereof, individually or collectively with any such other person(s), owns (as defined in Section 203 of the DGCL) 15% or more of the outstanding voting stock (as defined in Section 203 of the DGCL) of the Company, (A) the transaction pursuant to which such person(s) acquires or thereafter owns such percentage of the outstanding voting stock shall, for purposes of Section 203 of the DGCL, be deemed the transaction which resulted in such person(s) becoming an interested stockholder (as defined in Section 203 of the DGCL) and (B) thereupon, each such person shall be an interested stockholder that became such an interested stockholder in a transaction that was not approved by the Board and shall be subject to the restrictions set forth in Section 203 of the DGCL; and (iii)(A) it will not, and will cause its and its affiliates' respective officers, directors, employees, members, stockholders, partners, agents, representatives and advisors (including attorneys) not to, directly or indirectly, bring, participate in or otherwise support or encourage (including by making any admission or agreement or failing to take any action) any claim or cause of action before any court, arbitrator, or other tribunal in any jurisdiction, whether as a claim, cross-claim, counterclaim or otherwise, that
(x) includes any allegation, admission or assertion, directly or indirectly, that any member of the Coliseum Group or any affiliate thereof was on the date hereof, or became as a result of the appointment and/or election of the Coliseum Nominee in accordance with the terms of this Agreement, an interested stockholder or (y) is otherwise inconsistent, in any way, with the acknowledgements and agreements in this Section 18, (B) the Company may plead this Agreement as a complete bar to any such claim or cause of action brought in derogation of the foregoing and (C) for purposes of any injunctive relief or specific performance that the Company may seek to prevent breaches of or to enforce this Agreement, irreparable harm would result to the Company and its stockholders if any member of the Coliseum Group and/or any one or more of their affiliates breached or otherwise violated this Section 18.

19. Further Assurances. Each party shall execute and deliver such additional instruments and other documents and shall take such further action as may be necessary or appropriate to effectuate, carry out and comply with all of its respective obligations under this Agreement. Nothing in this Agreement, express or implied, shall restrict or prevent or be deemed or interpreted to restrict or prevent, in any manner whatsoever, the Company or any of its subsidiaries from, directly or indirectly, issuing any Securities (whether by private placement, public offering or otherwise), repurchasing or redeeming any Securities, conducting any tender or exchange offer for any Securities, completing or agreeing to any transaction involving any merger, consolidation or recapitalization, adopting or implementing or proposing to adopt or implement any shareholder rights plan, establishing one or more holding companies or subsidiaries, transferring, exchanging, pledging or otherwise disposing of any economic, voting or other rights in or to any Securities or any assets or liabilities of the Company or any of its subsidiaries, or completing any transaction or series or group of related transactions similar to any of the foregoing, nor shall anything in this Agreement, express or implied, require or obligate or be deemed or interpreted to require or obligate, in any manner whatsoever, the Company or any of its subsidiaries, to do, directly or indirectly, any of the foregoing.

      IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

                                         INTERSTATE HOTELS & RESORTS, INC.


                                         By:
                                         Name:
                                         Title:

                                         Coliseum Capital Management, LLC


                                         By:
                                         Name:
                                         Title:

                                         Coliseum Capital, LLC


                                         By:  ________________________________
                                                 Name:
                                                 Title:

                                         Coliseum Capital Partners, L.P.


                                         By:  ___________________________
                                               Name:
                                               Title:


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